April 4, 2019

Troy J. Vanke
Chief Financial Officer
IZEA Worldwide, Inc.
480 N. Orlando Avenue, Suite 200
Winter Park, Florida 32789

       Re: IZEA Worldwide, Inc.
           Registration Statement on Form S-1
           Filed April 2, 2019
           File No. 333-230688

Dear Mr. Vanke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Spencer G. Feldman, Esq.